June 26, 2009	TSX-HNC

Hard Creek Nickel Corporation
Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of Hard Creek Nickel Corporation (the “Issuer”) held on June 24, 2009.

The report on the voting results is as follows:

1. Election of Directors

By vote of proxy, the following persons were elected as directors of the Issuer until their term of office expires:

Mark Jarvis (For 97.87%, Withheld 2.13%)
George Sookochoff (For 97.87%, Withheld 2.13%)
Lyle Davis (For 97.85%, Withheld 2.15%)
Tom Milner (For 97.86%, Withheld 2.14%)

2. Appointment of Auditors

By vote of proxy (For 99.59%, Withheld .41%), Dale Matheson Carr-Hilton Labonte LLP was appointed as auditor of the Issuer for the ensuing year.

3. Auditors’ Remuneration

By vote of proxy (For 99.59%, Withheld .41%), the directors were authorized to fix the auditors’ remuneration.

Hard Creek Nickel Corporation

Per: “Leslie Young”
Corporate Secretary

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com